Exhibit 99.1

Seanergy Announces New Refinancing Facility of $21.3 million with a Prominent Japanese Lender

March 2, 2022 – Glyfada, Greece – Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) reported today that it has entered into a definitive agreement with a reputable Japanese lender to refinance the loan facilities secured by the 2012-built Capesize M/V Partnership (the “Vessel”) through a sale and leaseback structure.

Pursuant to the terms of the new facility, the Vessel will be sold and chartered back on a bareboat basis for an eight-year period starting at the time of the closing, which is anticipated promptly, within March 2022.

The financing amount is $21.3 million and the applicable interest rate is SOFR + 2.90% per annum. The new interest rate is approximately 210 bps lower as compared to the blended rate of the existing senior and junior loan facilities secured currently by the Vessel. Moreover, $4.3 million of additional liquidity will be released to the Company through the refinancing.

The facility will amortize through quarterly instalments averaging at approximately $590,000. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the Vessel. At the end of the 8-year bareboat period, Seanergy has an option to repurchase the Vessel for $2.39 million, which the Company expects to exercise.

Following the consummation of the refinancing, the Company will have no further junior debt outstanding.

Fearnley Securities AS have acted as the Company’s exclusive financial advisor for this financing offering valuable support in the origination, structuring and execution of the transaction.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to announce another successful refinancing for our Company, consistent with our commitment to optimize the capital structure and further reduce our financing expense. The transaction marks an important milestone for our Company, since, following consummation, there will be no legacy junior debt outstanding.

“The transaction has another strategic element for Seanergy, as we have initiated a valuable relationship with a prominent lender in the Japanese market. In the last 12 months, we have strengthened our footing in the Asian ship-financing market through similar transactions in China, Taiwan and Japan.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of approximately 12 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com